NOTICE OF EXEMPT SOLICITATION SUBMITTED BY NON-MANAGEMENT

U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation under Rule 14a-103

Name of Registrant: The Walt Disney Company

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport PA 15135

Vote Yes: Proposal - Healthcare Coverage Gaps

Bowyer Research submits the following:

Summary

Bowyer Research urges shareholders to vote FOR the Proposal submitted by the National Legal and Policy Center (henceforth the ‘Proponent’), on the 2024 proxy ballot1 of The Walt Disney Company (henceforth “Disney” or the “Company”). The “Resolved” clause of this Proposal states:

Shareholders request the board of directors issue a report by Dec. 31, 2024 about compensation and health benefit gaps, which should include how they address dysphoria and de-transitioning care across gender classifications, including associated reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary and private information, litigation strategy and legal compliance information.

1 https://thewaltdisneycompany.com/app/uploads/2024/02/2024-Proxy-Statement.pdf

Enumeration

The Board’s response to this Proposal asserts that:

1.Disney’s existing corporate benefits package must offer gender-affirming care to be competitive.

2.Gender-affirming care is a key part of Disney’s push for equity as a corporate goal.

These assertions, however, are based on false argumentation and analysis that:

1.Mischaracterizes the Proponent’s concerns regarding ‘gender-affirming care.’

Compensation and benefits inequities persist across employee gender categories and pose substantial risk to companies and society at large.

The 2023 edition of the Viewpoint Diversity Business Index,2 in which Disney scored 5%, notes that policies perpetuating healthcare benefit gaps have significant societal, operational, reputational, and competitive risks, along with risks related to recruiting and retaining diverse talent. These policies include hormonal and surgical procedures commonly covered under the umbrella of ‘gender-affirming care.’

As per the 1792 Exchange’s 20233 report, which lists the Company as ‘High Risk,’ Disney provides health benefits to employees who suffer gender dysphoria/confusion, and who seek medical, chemical, and/or surgical treatments to aid their “transition” to their non-biological sex. The Company has staked out a position on gender dysphoria/confusion which affirms that sufferers can transition to a different sex, both psychologically and physically.

Yet an increasing body of scientific evidence shows distinct harms actually result from medical and surgical “transition” treatments. Examples include various long-lasting side effects like chronic pain, sexual dysfunction, unwanted hair loss and hair gain, menstrual irregularities, urinary problems, and other complications. Rather than resolve mental health problems, such “gender affirming” care instead often exacerbates them. In such instances, patients who desire to “de-transition” cannot find medical or insurance coverage that they need. Many of these sufferers litigate against those who misled or mistreated them regarding the necessity and alleged “success” of “transition” therapies. If Disney truly wishes to advance healthcare parity among its workforce, this reality of ‘gender-affirming care’ must be taken seriously.

2 https://www.viewpointdiversityscore.org/company/walt-disney

3 https://1792exchange.com/spotlight-reports/corporate-bias-ratings/

Conclusion

As stated above, the Board’s response to this Proposal fails in its objective to create additional value for the Company and shareholders alike by:

1.Mischaracterizing the Proponent’s concerns regarding ‘gender-affirming care.’

The hyper-political world of modern business requires companies to be similarly hyper-vigilant about what stances they take on contentious social issues. Ignoring the real benefits disparities caused by blanket ‘gender-affirming care’ policies represents the kind of one-sided, expressly political activism that, if humored, can hijack a brand’s operational philosophy, decrease value for shareholders, and create both financial and reputational risk to both Board and Company.

For these reasons, we urge you to vote FOR NLPC’s Shareholder Proposal on HP’s 2024 Proxy.

Sincerely,

Jerry Bowyer

President

BOWYER RESEARCH

P.O. Box 120

McKeesport PA 15135

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.